

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

      Re: Xtreme Oil & Gas, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              File No. 333-168484
              Filed December 10, 2010

              Form 10-Q for the Fiscal Quarter Ended September 30, 2010
              File No. 0-53892
              Filed November 15, 2010

Dear Mr. McAndrew:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Ensure that your disclosure is current and complete. For example, we note the disclosure at page 28 indicating your expectation that you will have "necessary liquidity for 2010."

Directors and Executive Officers, page 35

2.   We note your response to our prior comment 11 from our letter dated November 24, 2010, and we reissue the comment. Briefly discuss the <u>specific</u> experience, qualifications, attributes or skills that led to the conclusion that the person should serve as

a director at the time that the disclosure was made, in light of your business and structure. See Item 401(e) of Regulation S-K.

3.   You include new disclosure regarding "future directors" without any explanation. Identify those whom have been selected or elected as directors and have agreed to serve as such, and eliminate all others. We may have additional comments. See Instruction 2 to Item 401(a) of Regulation S-K.

Executive Compensation, page 37

4.   We note your response to our prior comment 12 from our letter dated November 24, 2010, and reissue the comment. Please revise to include all required disclosure, including the Outstanding Equity Awards table, in the format that Item 402 requires.

Recent Sales of Unregistered Securities, page 44

5.   We note your response to our prior comment 13 from our letter dated November 24, 2010. Provide enhanced disclosure throughout the section, naming the persons or identifying the class and number of persons to whom the securities were sold, and specify in each case why the cited exemption should apply. See Items 701(b) and 701(d) of Regulation S-K. For example, we note the reference to 63 investors receiving shares in connection with the Lionheart project financing.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Controls and Procedures, page 9

6.   We note your response to our prior comment 14 from our letter dated November 24, 2010, and reissue the comment in part. Please provide your analysis in determining that your disclosure controls and procedures were effective despite doubt regarding your ability to provide timely disclosures of financial data within the time period specified by our rules and forms. In particular, address the requirement that disclosure controls and procedures are controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified by our rules and forms. In the alternative, if accurate, please amend your Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filing to indicate that your disclosure controls and procedures were not effective and revise your disclosure on page 29 of your registration statement accordingly.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Forrester
        (972) 480-8406